Exhibit 99.1

Vermilion Energy Inc. Acknowledges Minimal Production Loss Due to Slave Lake Fires

CALGARY, Alberta--(BUSINESS WIRE)--May 17, 2011--Vermilion Energy Inc. (“Vermilion”) (TSX: VET) has shut-in approximately 1,300 boe/d of production in the Slave Lake area in north central Alberta which is being impacted by numerous wildfires. Vermilion activated its Emergency Response Plan and is working closely with authorities as the situation unfolds.

Vermilion’s primary concern is for the safety and well-being of the many people impacted by these fires including Vermilion workers and their families. Vermilion’s management and employees extend their thoughts and prayers to all those affected by the fires and to the emergency personnel who are working to improve this situation.

CONTACT:
Vermilion Energy Inc.
Paul Beique, Vice President Capital Markets
or
Dean Morrison, CFA, Director, Investor Relations
Phone: 403-269-4884
Fax: 403-476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com